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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*


                              Escalon Medical Corp.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    296074305
                                 (CUSIP Number)


   John T. Rich, Vice President of Finance, EOI Corp. 351 East Conestoga Road,
                            Wayne, PA (610) 688-6830
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                December 14, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                               Page 1 of 4 Pages
                                                                 SEC 1746(12-91)
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                                  SCHEDULE 13D

CUSIP No. 296074305                                            Page 2 of 4 Pages

 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    EOI Corp. (Formerly known as Escalon Ophthalmics, Inc.) I.R.S. Identification No. 23-2488490
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)

           (a)__

           (b)__

 3         SEC USE ONLY


 4         SOURCE OF FUNDS (See Instructions)

                    OO

 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

                 N/A

 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Pennsylvania


                     7        SOLE VOTING POWER

  NUMBER OF                        56,664
    SHARES
 BENEFICIALLY        8        SHARED VOTING POWER
   OWNED BY
     EACH                            0
  REPORTING
   PERSON            9        SOLE DISPOSITIVE POWER
    WITH
                                   56,664

                    10        SHARED DISPOSITIVE POWER

                                     0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    56,664

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)



13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.9%

14         TYPE OF REPORTING PERSON (See Instructions)

                    CO

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CUSIP No. 296074305                                            Page 3 of 4 Pages

                          BACKGROUND OF THIS STATEMENT

         This statement constitutes the final amendment to the Schedule 13D filed with the Securities and Exchange Commission by EOI Corp. (formerly Escalon Ophthalmics, Inc.) (the "Reporting Person") on February 22, 1996, as amended from time to time, in connection with EOI's beneficial ownership of shares ("the Shares") of Common Stock, no par value, of Escalon Medical Corp.
(formerly Intelligent Surgical Lasers, Inc.) (the "Issuer").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is supplemented and restated in its entirety as follows:

         (a) The Reporting Person beneficially owns 56,664 Shares, or approximately 1.9%, of the outstanding shares of Common Stock of the Issuer. No other person named in Item 2 beneficially owns shares of Common Stock of the Issuer other than Shares held by the Reporting Person.

         (b) The Reporting Person has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of the Shares.

         (c) See Item 4 for a discussion of transactions in the Shares by the Reporting Person since the initial filing of this Schedule 13D and certain proposed transfers and distributions of the remaining Shares.

         (d) The Reporting Person through its management and Board of Directors has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares.

         (e) On or about November 30, 1998, the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Issuer.

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CUSIP No. 296074305                                            Page 4 of 4 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                           EOI CORP.



Date: December 14, 1998                    By: /s/ John T. Rich
                                              ----------------------------------
                                               John T. Rich
                                               Title: Vice President of Finance